

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2021

John Chen
Executive Chairman
FGI Industries Ltd.
906 Murray Road
East Hanover, NJ 07869

>   **Re: FGI Industries Ltd.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 4, 2021**
>   **File No. 333-259457**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 2

1.   Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Risk Factors
Regulatory bodies of the United States , page 21

2.   Please expand your risk factor disclosure to discuss that the United States Senate passed

the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

You may contact Melissa Gilmore at 202-551-3777 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at 202-551-3345 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing